UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-14035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025

TABLE OF CONTENTS

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statements of financial condition of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2010 and 2009, and the income and changes in plan equity for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 25, 2011

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2010 and 2009

	2010	2009
Assets		
Investments, at fair value:		
Mutual funds	$ 10,230,572	$ 8,584,252
Stage Stores, Inc. common stock, as determined by quoted market prices - 58,555 and 52,945 shares with a cost basis of $695,409 and $608,239, respectively	1,015,360	654,400
Total investments	11,245,932	9,238,652
Cash	65,351	-
Total assets and plan equity	$ 11,311,283	$ 9,238,652

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Additions			
Contributions:			
Participant	$ 1,223,407	$ 923,654	$ 1,182,578
Employer	1,054,820	650,405	841,869
Net investment income:			
Interest income	34,528	64,097	149,742
Dividend income on investments in			
Mutual funds	124,549	103,813	139,922
Stage Stores, Inc. common stock	14,279	9,724	4,149
Net appreciation (depreciation) in fair value of investments	1,174,054	1,708,772	(5,034,941)
Total Additions	3,625,637	3,460,465	(2,716,681)
Deductions			
Distributions to participants	1,553,006	2,944,494	5,939,532
Net increase (decrease) in plan equity	2,072,631	515,971	(8,656,213)
Plan equity at beginning of year	9,238,652	8,722,681	17,378,894
Plan equity at end of year	$ 11,311,283	$ 9,238,652	$ 8,722,681

The accompanying notes are an integral part of these financial statements.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements
December 31, 2010, 2009 and 2008

1.   Plan Description

The following brief description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (the "Company") for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.

Eligibility and Vesting

The Plan covers key employees ("Participants"), the selection of which remains at the sole discretion of the Plan Administrative Committee (the "Committee") of the Company, as defined in the Plan document. Participation is voluntary and Participants can elect to contribute up to fifty percent (50%) of the Participant's compensation and up to one hundred percent (100%) of the Participant's bonus. Employer matching contributions are determined by the Committee from year to year. The Participant and employer matching contributions are vested 100% in the Plan at all times.

Participant Accounts

The Company maintains a Participant Account ("Account") for each Participant deferring compensation to the Plan. The Account is adjusted for the Participant deferral/contribution, employer match and any investment gain or loss (on investments in which the Account balance is placed) and any payment or distribution attributable to that Account.

Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company's common stock (the "Company Stock Investment Option"). Participant contributions and employer matching contributions are invested in a money market account and are applied to the purchase of Company stock in the open market on the last trading day of the calendar month. These shares are held in a grantor trust. Once Company stock has been credited to the Participant's Account, it may not be transferred or liquidated by the Participant and shall remain in the Account until such date as the Participant is no longer an employee of the Company and for a period of six months thereafter, at which time the Company stock shall be transferred to the Participant's personal brokerage account, as designated at that time by the Participant; hence, the Company Stock Investment Option portion of the Account cannot be settled in cash. The number of shares of common stock credited to a Participant's Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. During the period the common stock is held by the Plan, Participants will not have the right to vote those shares of common stock and Participants will not have any other incidents of ownership or rights as a shareholder with respect to those shares of common stock.

Plan Termination

The Company retains the unilateral power to amend or terminate the Plan at any time. No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.

2. Significant Accounting Policies

Basis of Accounting. The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition. Pen-Cal Administrators, Inc. and UBS Financial Services, Inc., which administer all mutual funds and Stage Stores common stock investment, execute all investment transactions, while Wilmington Trust Retirement and Institutional Services Company serves as the Plan's trustee and holds the Plan assets. Prior to July 1, 2010, Compass Consulting and Wells Fargo administered and executed all investment transactions and held the Plan assets. The Plan's investments include publicly traded mutual funds and shares of Company stock both of which are valued based on quoted market prices on the last business day of the plan year. The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as appreciation /depreciation in the fair market value of investments. Refer to Note 4 for further details related to the Plan's fair value valuation methods. Realized gains and losses on investments are calculated using average cost. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Distributions. Distributions to participants are recorded when paid.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the Statements of Financial Condition.

Recent Accounting Pronouncements. In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance regarding fair value measurements and disclosures adding new disclosure requirements for Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and clarification of existing fair value disclosures. This guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance that is effective for periods beginning after December 31, 2009 did not have a significant impact on the Plan's financial statements. The requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, is not expected to have a significant impact on the Plan's financial statements.

3. Investments

The Plan's investments that represented 5% or more of the Plan's net assets available for plan benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
The Growth Fund of America - A	$ 1,264,597	$ 813,578
AMCAP Fund - A	1,188,197	637,314
New World Fund - A	1,048,028	907,230
Stage Stores, Inc. common stock	1,015,360	654,400
Washington Mutual Investors Fund - A	990,990	635,848
SMALLCAP World Fund - A	988,073	722,673
American Balanced Fund - A	927,541	586,197
American Funds Money Market Fund - A	902,664	779,175
Capital World Growth and Income Fund - A	893,973	825,952
EuroPacific Growth Fund - A	756,360	776,690
The Investment Company of America - A	620,295	-
Capital World Bond Fund - A	-	1,398,020
Total	10,596,078	8,737,077
Other, individually representing less than 5% of total	649,854	501,575
Investments, at fair value	$ 11,245,932	$ 9,238,652

During the years ended December 31, 2010, 2009 and 2008, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2010	2009	2008
Realized gain on investments in mutual funds	$ 61,868	$ -	$ 48,806
Unrealized gain (loss) on investments in Mutual funds			
Domestic equities	431,788	616,128	(1,474,499)
International equities	387,246	796,250	(3,168,444)
Bond	10,730	108,610	(298,647)
Stage Stores, Inc. common stock	282,422	187,784	(142,157)
Net appreciation (depreciation) in fair value of investments	$ 1,174,054	$ 1,708,772	$ (5,034,941)

The following tables set forth the detailed investment activities by individual fund for the following periods:

	Investments at 1/1/10	Contributions	Net Investment Income		Realized Gain on Investment	Unrealized Gain on Investment	Distributions	Transfers	Investments at 12/31/10
			Interest Income	Dividend Income					
Mutual funds:									
AMCAP Fund - A	$ 637,314	$ 165,754	$ -	$ 4,518	$ -	$ 117,623	$ -	$ 262,988	$ 1,188,197
EuroPacific Growth Fund - A	776,690	176,985	-	10,278	8,711	49,437	(87,024)	(178,717)	756,360
The Growth Fund of America - A	813,578	291,327	-	10,097	4,753	115,293	(78,196)	107,745	1,264,597
New World Fund - A	907,230	210,288	-	14,688	17,814	128,330	(155,385)	(74,937)	1,048,028
SMALLCAP World Fund - A	722,673	158,031	-	13,070	11,786	163,648	(109,165)	28,030	988,073
Capital World Growth and Income Fund - A	825,952	170,854	-	21,525	1,400	45,831	(15,552)	(156,037)	893,973
The Investment Company of America - A	382,060	96,296	-	11,005	-	45,121	-	85,813	620,295
Washington Mutual Investors Fund - A	635,848	79,657	-	22,428	978	78,519	-	173,560	990,990
American Balanced Fund - A	586,197	161,794	-	16,940	2,823	75,232	(51,474)	136,029	927,541
American High-Income Trust - A	8,903	46,160	9,141	-	-	3,263	-	113,859	181,326
Capital World Bond Fund - A	1,398,020	163,661	21,325	-	13,603	4,950	(235,606)	(1,120,595)	245,358
Intermediate Bond Fund of America - A	110,612	78,537	4,062	-	-	2,517	-	27,442	223,170
American Funds Money Market Fund	779,175	320,049	-	-	-	-	(791,380)	594,820	902,664
Stage Stores, Inc. common stock	654,400	93,483	-	14,279	-	282,422	(29,224)	-	1,015,360
	$ 9,238,652	$ 2,212,876	$ 34,528	$ 138,828	$ 61,868	$ 1,112,186	$ (1,553,006)	$ -	$11,245,932

	Investments at 1/1/09	Contributions	Net Investment Income		Realized Gain on Investment	Unrealized Gain on Investment	Distributions	Transfers	Investments at 12/31/09
			Interest Income	Dividend Income					
Mutual funds:									
AMCAP Fund - A	$ 405,013	$ 75,205	$ -	$ 5,921	$ -	$ 168,077	$ -	$ (16,902)	$ 637,314
EuroPacific Growth Fund - A	524,905	103,678	-	12,328	-	187,570	-	(51,791)	776,690
The Growth Fund of America - A	578,187	120,440	-	6,191	-	182,688	-	(73,928)	813,578
New World Fund - A	586,543	108,882	-	10,729	-	244,657	-	(43,581)	907,230
SMALLCAP World Fund - A	392,762	60,839	-	4,448	-	187,636	-	76,988	722,673
Capital World Growth and Income Fund - A	763,331	128,896	-	21,980	-	176,387	-	(264,642)	825,952
The Investment Company of America - A	283,645	41,585	-	8,163	-	74,235	-	(25,568)	382,060
Washington Mutual Investors Fund - A	458,396	108,244	-	17,210	-	87,678	-	(35,680)	635,848
American Balanced Fund - A	621,543	88,564	-	16,843	-	103,450	-	(244,203)	586,197
American High-Income Trust - A	-	6,527	358	-	-	1,241	-	777	8,903
Capital World Bond Fund - A	1,463,619	139,909	58,641	-	-	103,231	-	(367,380)	1,398,020
Intermediate Bond Fund of America - A	51,200	33,746	2,658	-	-	4,138	-	18,870	110,612
American Funds Money Market Fund	-	184,894	-	-	-	-	(706,799)	1,301,080	779,175
The Cash Management Trust of America - A	2,315,743	184,772	2,440	-	-	-	(2,228,915)	(274,040)	-
Stage Stores, Inc. common stock	277,794	187,878	-	9,724	-	187,784	(8,780)	-	654,400
	$ 8,722,681	$ 1,574,059	$ 64,097	$ 113,537	$ -	$ 1,708,772	$ (2,944,494)	$ -	$ 9,238,652

	Investments at 1/1/08	Contributions	Net Investment Income (Loss)				Distributions	Transfers	Investments at 12/31/08
			Interest Income	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Loss on Investment			
Mutual funds									
AMCAP Fund - A	$ 786,002	$ 97,719	$ -	$ -	$ 21,302	$ (270,807)	$ (70,383)	$ (158,820)	$ 405,013
EuroPacific Growth Fund - A	2,244,798	187,125	-	16,040	21,505	(594,947)	(301,871)	(1,047,745)	524,905
The Growth Fund of America - A	1,773,894	200,196	-	6,529	-	(466,878)	(651,344)	(284,210)	578,187
New World Fund - A	4,403,088	224,161	-	11,706	(2,404)	(1,117,597)	(398,824)	(2,533,587)	586,543
SMALLCAP World Fund - A	1,988,932	160,766	-	987	(987)	(673,765)	(187,994)	(895,177)	392,762
Capital World Growth and Income Fund - A	2,781,845	248,319	-	52,372	(5,756)	(782,135)	(611,028)	(920,286)	763,331
The Investment Company of America - A	925,627	77,438	-	11,885	-	(204,169)	(315,204)	(211,932)	283,645
Washington Mutual Investors Fund - A	1,318,093	126,354	-	18,020	10,178	(297,244)	(306,123)	(410,882)	458,396
American Balanced Fund - A	798,046	124,230	-	22,383	5,414	(235,401)	(10,856)	(82,273)	621,543
American High-Income Trust - A	59,970	-	3,908	-	(84)	(15,204)	(73,754)	25,164	-
Capital World Bond Fund - A	177,700	296,247	109,103	-	(362)	(228,696)	(375,277)	1,484,904	1,463,619
Intermediate Bond Fund of America - A	42,086	41,643	18,239	-	-	(54,747)	(259,998)	263,977	51,200
The Cash Management Trust of America - A	78,813	137,947	18,492	-	-	-	(2,376,876)	4,457,367	2,315,743
Stage Stores, Inc. common	-	102,302	-	4,149	-	(142,157)	-	313,500	277,794
	$17,378,894	$ 2,024,447	$ 149,742	$ 144,071	$ 48,806	$(5,083,747)	$(5,939,532)	$ -	$ 8,722,681

4. Fair Value Measurements

In accordance with Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurements and Disclosures*, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect the Plan Administrator's estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

| | | 2010 | | |
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Mutual funds:				
Domestic equities	4,991,620	4,991,620	-	-
International equities	3,686,434	3,686,434	-	-
Bond	649,854	649,854	-	-
Money market	902,664	902,664	-	-
Stage Stores, Inc. common stock	1,015,360	1,015,360	-	-
	$ 11,245,932	$ 11,245,932	$ -	$ -

| | | 2009 | | |
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Mutual funds:				
Domestic equities	$ 3,054,997	$ 3,054,997	$ -	$ -
International equities	3,232,545	3,232,545	-	-
Bond	1,517,535	1,517,535	-	-
Money market	779,175	779,175	-	-
Stage Stores, Inc. common stock	654,400	654,400	-	-
	$ 9,238,652	$ 9,238,652	$ -	$ -

5. Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

6. Income Tax Status

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax. A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administrative Committee, which is the administrative committee for the Stage Stores, Inc. Nonqualified Deferred Compensation Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN

March 25, 2011
   (Date)

/s/ Edward J. Record
Edward J. Record
Plan Administrative Committee
Stage Stores, Inc.